KING, HOLMES, PATERNO & SORIANO, LLP ATTORNEYS AT LAW 1900 AVENUE OF THE STARS, TWENTY-FIFTH FLOOR LOS ANGELES, CALIFORNIA 90067-4506 Telephone (310) 282-8989 Facsimile (310) 282-8903

July 24, 2017

Erin E. Martin, Esq. Special Counsel Office of Financial Services Division of Corporate Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	Sierra Bancorp Registration Statement on Form S-4 Filed June 14, 2017 File No. 333-218731

Dear Ms. Martin:

On behalf of Sierra Bancorp (“Sierra” or the “Company”), we are filing this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s registration statement on Form S-4 filed with the Commission on June 14, 2017 (the “Registration Statement”) contained in your letter dated July 6, 2017 (the “Comment Letter”). Contemporaneously herewith, the Company has filed a pre-effective amendment to the Registration Statement (“Amendment No. 1”) which amends the Registration Statement to address certain of the comments contained in the Comment Letter as detailed below. We are separately furnishing to the Staff a redlined version of Amendment No. 1 marked to show all changes made to the Registration Statement.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text in bold of the comments from the Comment Letter followed by our responses. Page numbers referenced in the responses refer to page numbers in Amendment No. 1.

Prospectus Cover Page

1.	We note your disclosure that the per share merger consideration may be worth more or less than $14.00 per OCB common share if the Sierra closing price is more than $30.82 or less than $25.22 per share. Please disclose that the merger is subject to floor and ceiling prices, and related termination rights, as set forth in the “Merger Consideration” disclosure beginning on page 31. In addition, please also disclose that if the price falls below the floor and OCB exercises its right to terminate the merger agreement, Sierra may prevent termination by increasing the exchange ratio or adding cash as necessary to fix the price at $11.67 per share. Please discuss what amount of the additional consideration can or will be payable in cash. Lastly, please provide a representative value of the aggregate merger consideration immediately prior to the public announcement of the merger agreement.

Erin E. Martin, Esq.

U.S. Securities and Exchange Commission

July 24, 2017

Response:

The cover page of the Prospectus in Amendment No. 1 has been revised in response to the Staff’s comment.

Questions and Answers

What will OCB Bancorp shareholders receive in the merger?, page 3

2.	We note the per share merger consideration varies among floating and fixed exchange ratios depending on the Sierra closing price. Please disclose in tabular format indicative examples of the per share value of the merger consideration at different illustrative price levels of Sierra’s common stock. Such dates should include the day immediately prior to the public announcement of the merger agreement and the most recent trading day practicable before the printing of the proxy statement/prospectus.

Response:

The disclosures on page 3 of the Prospectus in Amendment No. 1 has been revised in response to the Staff’s comment to include the requested tabular disclosure.

3.	Please clarify when adjustments to per share merger consideration will be determined based on the value of OCB’s defined transaction expenses. Please also disclose whether the downward adjustments for defined transaction expenses and adjusted shareholder equity will be dollar-for-dollar.

Response:

The disclosure on page 3 of the Prospectus in Amendment No. 1 has been revised in response to the Staff’s comment. Please note that corresponding modifications have also been made to the “Adjustments to the Merger Consideration” discussion on page 34 of the proxy statement/prospectus.

* * * * *

Erin E. Martin, Esq.

U.S. Securities and Exchange Commission

July 24, 2017

In the event that the Company requests acceleration of the effective date of the Registration Statement, as amended, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions to the Registration Statement, have been fully responsive to the Staff’s comments. However, should you have any further questions or comments, please feel free to contact me at (818) 631-2224 or by email at nikkiwo@nikkiwo.com.

Thank you very much for your cooperation and assistance.

Sincerely, /s/ Nikki Wolontis Nikki Wolontis of King, Holmes, Paterno & Soriano, LLP

cc:	David Gessert, Esq., Staff Attorney

Mr. Kevin J. McPhaill

Mr. Kenneth R. Taylor